OMB APPROVAL
OMB Number: 3235-0058
Expires: May 31, 2012
Estimated average burden hours per response ... 2.50

SEC FILE NUMBER
000-20333

CUSIP NUMBER
655212 20 7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2010

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
NOCOPI TECHNOLOGIES, INC.

Full Name of Registrant
Not applicable

Former Name if Applicable

9C Portland Road

Address of Principal Executive Office (Street and Number)
West Conshohocken, PA 19428

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Registrant’s adverse financial position and lack of sufficient financial resources has required Registrant to significantly limit both its internal staffing and its use of outside personnel. At the same time, the individuals customarily responsible for the preparation and review of Registrant’s Quarterly Report on Form 10-Q have been required to shift a portion of their attention and resources to other matters critical to Registrant’s continuing business. As a consequence, the Company has been delayed in completing the preparation and pre-filing review of the Report.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Rudolph A. Lutterschmidt	(610)	834-9600
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

Form 10-Q for the Three Months ended March 31, 2010
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Registrant’s net loss for the three months ended June 30, 2010 increased to $71,100 from $58,600 in the three months ended June 30, 2009 due primarily to a lower gross profit on a lower level of revenues, no reversal of accounts payable in 2010 and higher interest and financing costs offset in part by lower sales and marketing expenses and lower compensation expense due to staff reductions in the second quarter of 2010. Registrant’s lower net loss of $226,200 for the six months ended June 30, 2010 compared to the net loss of $238,100 in the six months ended June 30, 2009 results primarily from lower sales and marketing expenses offset in part by a lower gross profit on a lower level of revenues, no reversal of accounts payable in 2010 and higher interest and financing costs.

NOCOPI TECHNOLOGIES, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 17, 2010	By	/s/ Rudolph A. Lutterschmidt

Rudolph A. Lutterschmidt
Chief Financial Officer